UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Riviera Holdings Corporation

 (Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

(CUSIP Number)

Riviera Voteco, L.L.C. 591 West Putnam Avenue, Greenwich, CT 06830 Telephone: 203-422-7700 Attn: Marcos Alvarado

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 1, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ___________	13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON Riviera Voteco, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10 Shares
	8	SHARED VOTING POWER 0 Shares
	9	SOLE DISPOSITIVE POWER 10 Shares
	10	SHARED DISPOSITIVE POWER 0 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. ___________	13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON BSS Voteco, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 10 Shares*
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 10 Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10 Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14	TYPE OF REPORTING PERSON OO
_____ * Riviera Voteco, L.L.C. is the record owner of these shares. BSS Voteco, L.L.C., in its capacity as a member of Riviera Voteco, L.L.C., has voting and dispositive power over these shares.

CUSIP No. ___________	13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON Barry S. Sternlicht
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 10 Shares*
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 10 Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10 Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14	TYPE OF REPORTING PERSON OO

_____

* Riviera Voteco, L.L.C. is the record owner of these shares.  BSS Voteco, L.L.C., in its capacity as a member of Riviera Voteco, L.L.C., has voting and dispositive power over these shares.  In turn, Barry S. Sternlicht, in his capacity as the sole member of BSS Voteco, L.L.C., has voting and dispositive power over the shares beneficially owned by BSS Voteco, L.L.C.

Item 1. Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to the Class A Shares of common stock, as set forth in the Company’s Second Amended Joint Plan of Reorganization under Chapter 11, Title 11 of the United States Bankruptcy Code and the related Confirmation Order (the “Plan”, Exhibit 1 and Exhibit 2 hereto), par value $0.001 per share  (the “Voting Common Stock”), of Riviera Holdings Corporation, a Nevada corporation (the “Company”).  The principal executive offices of the Company are located at 2901 Las Vegas Boulevard South, Las Vegas, Nevada  89109-1931.

Reference to the Plan set forth above in this Item 1 is not intended to be complete and is qualified in its entirety by reference to the full text of the Plan, which is incorporated by reference herein.

Item 2. Identity and Background

This Statement is filed by Riviera Voteco, L.L.C., a Delaware limited liability company (“Voteco”), BSS Voteco, L.L.C. (“BSS”), a Delaware limited liability company, and Barry S. Sternlicht. The address of the principal office and business of Voteco is 591 West Putnam Avenue, Greenwich, CT 06830.  Voteco is principally engaged in the business of investing in the Voting Common Stock of the Company, and was formed for the purpose of engaging in any lawful business purpose or activity for which limited liability companies may be formed in Delaware.  Voteco is member managed.  The members of Voteco are: BSS and Desert Rock Enterprises LLC, a Nevada limited liability company (the “Desert Rock Member” and, together with BSS, the “Members”). Attached as Appendix A to Item 2 is information concerning the Desert Rock Member as required pursuant to Item 2 and General Instruction C to Schedule 13D.  The Members may only act by approval of the Members representing a majority of the total membership interests of Voteco then outstanding.

The principal business address of Mr. Sternlicht and BSS is 591 West Putnam Avenue, Greenwich, Connecticut 06830.  BSS is principally engaged in the business of investing in the membership interest of Voteco, and was formed for the purpose of engaging in any lawful business purpose or activity for which limited liability companies may be formed in Delaware.  BSS is member managed and its sole member is Mr. Sternlicht.  BSS is affiliated with SCH/VIII Bonds, L.L.C., SCH/VIII Bonds II, L.L.C., SCH/VIII Bonds III, L.L.C., and SCH/VIII Bonds IV, L.L.C., entities associated with Starwood Capital Group Global, L.P. (collectively, together with any of their respective affiliates investing directly or indirectly in the Company, “Starwood”).  The principal occupation of Mr. Sternlicht is to act as an executive officer and director of Starwood, and other related entities.  He is employed by Starwood Capital Operations, L.L.C. located at 591 West Putnam Avenue, Greenwich, CT 06830.  Mr. Sternlicht is a U.S. citizen.  Starwood Capital Operations, L.L.C. is an entity that has been established to enter into employment agreements with certain employees of Starwood Capital Group and its affiliates.

On April 1, 2011 the Plan was substantially consummated.  Pursuant to the Plan, the former common stock of the Company was cancelled and the Company issued shares of Voting Common Stock and non-voting Class B Shares of common stock (the “Non-Voting Common Stock”).  The only securities of the Company registered pursuant to the Exchange Act are the

Voting Common Stock.  Pursuant to the Plan, upon substantial consummation of the Plan, the issued and outstanding shares of Non-Voting Common Stock of the Company are owned by entities affiliated with Starwood, the Desert Rock Member, Strategic Value Special Situations Master Fund, LP. (“Strategic Value Partners”), Cerberus Series Four Holdings, LLC,certain other investors, and members of management, and the issued and outstanding shares of the Voting Common Stock are owned by Voteco.

None of Voteco, BSS, Mr. Sternlicht, and, to their knowledge, the individuals and entity identified in Appendix A to Item 2 and General Instruction C to Schedule 13D has, during the last five years, been convicted in a criminal proceeding (other than traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

References to the Plan set forth above in this Item 2 are not intended to be complete and are qualified in their entirety by reference to the full text of the Plan, included as Exhibits 1 and 2 to this Schedule 13D, which are both incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 2 is hereby incorporated herein by reference.  Pursuant to the Plan, Voteco acquired ownership of 10 shares of Voting Common Stock of the Company, representing 100% of the issued and outstanding shares of Voting Common Stock, in partial consideration of the Claims (as defined in the Plan) of the Members and their affiliates arising from their ownership of debt securities of the Company.  As of the substantial consummation of the Plan, the Articles of Incorporation of the Company were amended and restated to provide authorization for the Voting Common Stock and the Non-Voting Common Stock.  As previously reported in the Company’s Current Report on Form 8-K filed December 7, 2010 (which is not incorporated by reference in this Statement), the material terms of the Plan pursuant to which Voteco acquired ownership of the Voting Common Stock include the following:

•         all existing equity interests of the Company have been cancelled, and such equity interest holders received nothing;

•         each holder of a First Priority Senior Secured Claim (as defined in the Plan), received in full and final satisfaction of such Claim a portion of a new $50 million term loan (the “Series A Term Loan”) in principal amount equal to the amount of such First Priority Senior Secured Claim evidenced by a first lien credit agreement;

•         the Company received a total of $30 million in new capital through the funding of a $20 million second lien term loan to be evidenced by a Series B Credit Agreement (the “Series B Term Loan”) and the availability of a $10 million working capital facility (the “Working Capital Facility”);

•         on the substantial consummation date of the Plan, holders of the Senior Secured Claims (as defined in the Plan) received: (i) a portion of the Series A Term Loan in a principal amount up to such holder’s pro rata share of the Series A Term Loan less the portion of the Series A Term Loan received by holders of the First Priority Senior Secured Claims; and (ii) such holder’s pro rata share of 80% of the issued and outstanding shares of Non-Voting Common Stock;

•         in addition, holders of Senior Secured Claims participating in making the Series B Term Loan and the loans under the Working Capital Credit Facility received: (i) a pro rata share of the Series B Term Loan and notes evidencing revolving loans under the Working Capital Facility; and (ii) 15% of the Non-Voting Common Stock, subject to dilution;

•         holders of allowed claims that are general unsecured claims (“Allowed General Unsecured Claims”), other than with respect to any deficiency claims of holders of Senior Secured Claims, will receive, in full and final satisfaction of such claim, either payment in full thereof, or  if such total payment would exceed $3 million,  their pro rata share of $3 million;

•         Voteco received 100% of the Voting Common Stock;

•         the membership interests of Voteco were issued as follows: (i) 80.0% ratably to the holders of the Senior Secured Claims or their designees, as applicable, (ii) 15.0% ratably to those holders of Senior Secured Claims (including the Backstop Lenders (as defined in the Plan) electing to participate in the New Money Investment (as defined in the Plan) or their designees, as applicable, and (iii) 5.0% ratably to the Backstop Lenders (as defined in the Plan) in accordance with the Backstop Commitment Agreement (as defined in the Plan) or their designees, as applicable; provided however, the above distributions are subject to such persons first obtaining all required gaming approvals; and

•         approval of the Backstop Commitment Agreement.

References to the Plan set forth above in this Item 3 are not intended to be complete and are qualified in their entirety by reference to the full text of the Plan, included as Exhibits 1 and 2 to this Schedule 13D, which are both incorporated by reference herein.

Item 4. Purpose of the Transaction.

The information set forth in Items 2 and 3 is hereby incorporated herein by reference.

Voteco currently owns the Voting Common Stock for investment purposes, and will review on a continuing basis its investment in the Company and will take such actions with respect to its investment as it deems appropriate in light of circumstances existing from time to time.

Stockholders Agreement

On April 1, 2011, the Company, Voteco, Starwood and certain other co-investors entered into a Stockholders Agreement (the “Stockholders Agreement,” which is Exhibit 3 hereto).  The Stockholders Agreement provides that the board of directors of the Company (the “Board of Directors”) will consist initially of four directors: two of whom are to be designated by BSS; one of whom is to be designated by the Desert Rock Member; and one of whom is to be appointed by the holder of a majority of the Voting Common Stock (currently Voteco). The initial designees to the Board of Directors by BSS are Barry S. Sternlicht (who serves as the Chairman of the Board of Directors), and Marcos Alvarado; the initial designee to the Board of Directors by the Desert Rock Member is Derek J. Stevens; and the initial designee to the Board of Directors by Voteco is Andy Choy, who serves as the Chief Executive Officer of the Company.  These designees were elected to the Board of Directors upon the substantial consummation of the Plan on April 1, 2011.

Strategic Value Partners, also has the right to designate one director for appointment to the Board of Directors so long as it holds at least 10% of the Non-Voting Common Stock and it or its affiliate holds all required gaming licenses and approvals.  Strategic Value Partners did not obtain all required gaming licenses and approvals upon the substantial consummation of the Plan on April 1, 2011 and, therefore, a fifth director was not designated by it to the Board of Directors.  Each holder of at least 10% of the outstanding shares of Non-Voting Common Stock that does not hold appropriate gaming licenses and approvals, will have the right to appoint one non-voting observer to attend meetings of the Board of Directors.

Under the terms of the Stockholders Agreement, Starwood has the right to designate two directors for appointment to the Board of Directors only if it owns at least 20% of the issued and outstanding shares of Non-Voting Common Stock; if Starwood holds less than 20%, but no less than 10%, of the Non-Voting Common Stock, it will only be entitled to designate one director for appointment to the Board of Directors.  None of Starwood, the Desert Rock Member and Strategic Value Partners has the right to designate any directors for appointment to the Board of Directors at any time that it either holds less than 10% of the Non-Voting Common Stock or it or its affiliate lacks any requisite gaming licenses and approvals.

Each of BSS and the Desert Rock Member has the sole right to remove and replace its respective designee(s) with or without cause at any time, and each such designee’s appointment as a member of the Board of Directors shall immediately terminate upon such removal. If as a result of death, disability, retirement, resignation, removal (with or without cause) or otherwise, there exists or occurs any vacancy on the Board of Directors, the Starwood or Desert Rock Member, as the case may be, who is entitled to designate such director pursuant to the Stockholders Agreement may designate another person to be a member of the Board of Directors.

Other than as described above, none of Voteco, BSS or Mr. Sternlicht currently has any plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although each of them reserves the right to develop such plans in the future.

References to the Plan and the Stockholders Agreement set forth above in this Item 4 are not intended to be complete and are qualified in their entirety by reference to the full text of the Plan and the Stockholders Agreement, included as Exhibits 1, 2 and 3 to this Schedule 13D, which are all incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

The information contained on the cover pages of this Schedule 13D is hereby incorporated herein by reference.

(a) Voteco directly owns 10 shares of Voting Common Stock of the Company, which represents 100% of the outstanding shares of Voting Common Stock.

(b) Voteco has sole power to vote and dispose of 10 shares of Voting Common Stock, which represents 100% of the outstanding shares of Voting Common Stock.  BSS, in its capacity as a member of Voteco (which is  member managed), shares the power to vote and dispose of the shares of Voting Common Stock owned by Voteco.  Barry S. Sternlicht, in his capacity as the sole member of BSS (which is member managed), has voting and dispositive power over securities beneficially owned by BSS Voteco, L.L.C. and, therefore, shares the power to vote and dispose of the shares of Voting Common Stock owned by Voteco.

(c) None of Voteco, BSS, Mr. Sternlicht and, to their knowledge the individuals and entity identified in Appendix A to Item 2 and General Instruction C to Schedule 13D has effected any transactions with respect to the shares of Voting Common Stock of the Company in the past 60 days, except as disclosed herein.

(d) Not applicable.

(e) Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 2, 3 and 4 is hereby incorporated herein by reference.

Stockholders Agreement

The Stockholders Agreement, among other things, prohibits the transfer of Voting Common Stock and Non-Voting Common Stock unless Voteco determines that such transfer is not to a person who is a competitor of or otherwise adverse to the Company and the Company is reasonably satisfied that such transfer will comply with certain requirements relating to securities, regulatory and other specified laws.  Any purported transfer of Voting Common Stock and Non-Voting Common Stock will be null and void if not made in compliance with all applicable gaming laws and following receipt of all required gaming approvals.  The Stockholders Agreement also subjects transfers of Non-Voting Common Stock, other than to certain affiliated transferees, to specified tag-along rights, drag-along rights, and a right of first offer.  In addition, the Stockholders Agreement contains agreements among the parties with respect to certain governance matters, including restrictions on the issuance of shares of Voting Common Stock, Non-Voting Common Stock and other equity securities of the Company or other rights convertible to or to acquire such securities, restrictions on distributions, repurchases and pledges of Non-Voting Common Stock, registration rights with respect to holders of Non-Voting Common Stock, rights to indemnification and contribution and provisions related to conflicts of interests and transactions with affiliates.

References to the Stockholders Agreement set forth above in this Item 6 are not intended to be complete and are qualified in their entirety by reference to the full text of the Stockholders Agreement, which is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
1	Second Amended Joint Plan of Reorganization, dated November 15, 2010 (Incorporated by reference to Exhibit 2.1 to Riviera Holdings Corporation’s Current Report on Form 8-K filed December 7, 2010)
2

Order Confirming Second Amended Joint Plan of Reorganization, dated November 8, 2010 (Incorporated by reference to Exhibit 10.1 to Riviera Holdings Corporation’s Current Report on Form 8-K filed December 7, 2010)

3

Stockholders Agreement, dated as of April 1, 2011, by and among SCH/VIII Bonds, L.L.C., SCH/VIII Bonds II, L.L.C., SCH/VIII Bonds III, L.L.C., SCH/VIII Bonds IV, L.L.C., Cerberus Series Four Holdings, LLC, Desert Rock Enterprises LLC, Strategic Value Special Situations Master Fund, LP., Riviera Voteco, L.L.C., and Riviera Holdings Corporation (Incorporated by reference to Exhibit 4.1 to Riviera Holdings Corporation’s Registration Statement on Form 8-A filed on April 1, 2011)

4	Joint Filing Agreement, dated as of April 1, 2011, by and among Riviera Voteco, L.L.C., BSS Voteco, L.L.C. and Barry S. Sternlicht

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2011

Riviera Voteco, L.L.C.

By:	/s/ Marcos Alvarado
Name:	Marcos Alvarado
Title:	Authorized Person

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2011

BSS Voteco, L.L.C.

By:	/s/ Barry S. Sternlicht
Name:	Barry S. Sternlicht
Title:	Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2011

_/s/ Barry S. Sternlicht
Barry S. Sternlicht

EXHIBIT INDEX
Exhibit No.	Description
1	Second Amended Joint Plan of Reorganization, dated November 15, 2010 (Incorporated by reference to Exhibit 2.1 to Riviera Holdings Corporation’s Current Report on Form 8-K filed December 7, 2010)
2

Order Confirming Second Amended Joint Plan of Reorganization, dated November 8, 2010 (Incorporated by reference to Exhibit 10.1 to Riviera Holdings Corporation’s Current Report on Form 8-K filed December 7, 2010)

3

Stockholders Agreement, dated as of April 1, 2011, by and among SCH/VIII Bonds, L.L.C., SCH/VIII Bonds II, L.L.C., SCH/VIII Bonds III, L.L.C., SCH/VIII Bonds IV, L.L.C., Cerberus Series Four Holdings, LLC, Desert Rock Enterprises LLC, Strategic Value Special Situations Master Fund, LP., Riviera Voteco, L.L.C., and Riviera Holdings Corporation (Incorporated by reference to Exhibit 4.1 to Riviera Holdings Corporation’s Registration Statement on Form 8-A filed on April 1, 2011)

4	Joint Filing Agreement, dated as of April 1, 2011, by and among Riviera Voteco, L.L.C., BSS Voteco, L.L.C. and Barry S. Sternlicht

APPENDIX A TO ITEM 2

The following sets forth information with respect to the Desert Rock Member.  Capitalized terms used herein without definition have the respective meanings thereto in the Schedule 13D to which this Appendix A relates.

The principal business and office address of the Desert Rock Member is One Fremont Street, Las Vegas, NV 89101.  The Desert Rock Member is principally engaged in the business of an investment holding company, and was formed for the purpose of engaging in any lawful business purpose or activity for which limited liability companies may be formed in Nevada.  The Desert Rock Member is manager managed and its members are J. Derek Stevens (78% membership interest) and Gregory J. Stevens (22% membership interest).

The principal business and office address of Derek J. Stevens and Gregory J. Stevens is c/o The Cold Heading Co. 21777 Hoover Road, Warren, MI 48089.  The principal occupation of Derek J. Stevens is Chief Executive Officer of the Desert Rock Member.  In addition, Derek J. Stevens is the Chief Executive Officer of Beachlawn Inc., The Cold Heading Company, Ajax Meal Processing Inc., and Wolverine Carbide & Tool Inc.  Derek J. Stevens is also a member of the board and President of The Cold Heading Foundation, the principal business and office address for all is 21777 Hoover Rd Warren, MI 48089.

The principal occupation of Gregory J. Stevens is Industrial Engineer and Facilities Manager of Beachlawn Inc., The Cold Heading Company, Ajax Meal Processing Inc., and Wolverine Carbide & Tool Inc.  He is a Vice President of Wolverine Carbide & Tool Inc., a member of the board and Treasurer of The Cold Heading Foundation, and a member of the board of Diversified Restaurant Holdings, Inc.  The principal business and office address of Diversified Restaurant Holdings, Inc. is 27680 Franklin Road, Southfield, MI 48034.  Derek J. Stevens and Gregory J. Stevens are U.S. citizens.